Joby Aviation, Inc.

2155 Delaware Avenue, Suite #255

Santa Cruz, CA 95060

August 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jay Mumford

Re:	Joby Aviation, Inc.
Registration Statement on Form S-1
File No. 333-258868

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Joby Aviation, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 2, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Paulson at (415) 395-8149 or, in his absence, Benjamin Potter at (650) 470-4809.

Thank you for your assistance in this matter.

Very truly yours,

JOBY AVIATION, INC.

By: /s/ Kate DeHoff

      Kate DeHoff

      General Counsel and Secretary

cc:	JoeBen Bevirt, Joby Aviation, Inc.
Matthew Field, Joby Aviation, Inc.
Benjamin Potter, Latham & Watkins LLP
Brian Paulson, Latham & Watkins LLP